RocketFuel Blockchain, Inc.

201 Spear Street, Suite 1100

San Francisco, CA 94105

(424) 256-8560 ● (310) 388-0582 (fax)

Bennett J. Yankowitz

Chief Financial Officer

b.yankowitz@rocketfuel.inc

September 6, 2024

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Comment Letter dated August 16, 2024

Ladies and Gentlemen:

This letter responds to the comments made to RocketFuel Blockchain, Inc. (“we” or the “Company”) in your letter of August 16, 2024 regarding the Company’s Annual Report on Form 10-K filed with the Commission on August 21, 2023 (the “10-K”). The numbered paragraphs below correspond to the numbered comments in your letter.

1. We have now removed all references to the crypto loyalty program and the use of NFT’s on our website, including the following pages:

https://rocketfuel.inc/rewards-program/
https://rocketfuel.inc/rocketfuel-to-attend-nft-expoverse-tradeshow/
https://rocketfuel.inc/event/nft-expoverse-trade-show/
https://rocketfuel.inc/sports-clubs-that-accept-cryptocurrency-payments/
https://rocketfuel.inc/rocketfuel-will-be-in-dubai-this-week/
https://rocketfuel.inc/how-we-are-disrupting-the-payment-processing-industry/

2. We confirm that we will file our Strategic Alliance Agreement with ACI Worldwide Corp. as an exhibit to our next periodic report.

3. Our revised disclosure is as follows:

Cryptocurrencies and other digital assets are currently subject to many different, and potentially overlapping, regulatory regimes, and may in the future be subject to different regulatory regimes than those that are currently in effect. There can be no assurance that we will be able to comply with all of the regulatory regimes that currently apply or may be applied in the future to cryptocurrencies and digital assets.

The SEC and its staff have taken the position that certain cryptocurrencies fall within the definition of a “security” under the U.S. federal securities laws, and it is possible the SEC may take this position with respect to other assets that may be bought, sold, converted, spent and sent on our platform. The legal test for determining whether any given asset is a security is a highly complex, fact-driven analysis ~~that evolves over time, and the outcome is difficult to predict. The SEC generally has not provided advance guidance or confirmation on the status of any particular cryptocurrency as a security. Furthermore, the SEC’s views in this area have evolved over time, and it is difficult to predict the direction or timing of any continuing evolution~~. It is also possible that a change in the governing administration or the appointment of new SEC commissioners could substantially impact the views of the SEC and its staff. ~~To date, public statements by senior officials at the SEC indicate that the SEC does not intend to take the position that bitcoin or ether are securities in their current form; however, these are the only cryptocurrencies as to which senior officials at the SEC have publicly expressed such a view. Moreover, s~~Such statements do not represent SEC rules or official policy statements by the SEC; they reflect only the speakers’ views and are not binding on the SEC or any other agency or court and cannot be generalized to any other cryptocurrency or other asset. ~~With respect to all other cryptocurrencies, there is currently no certainty under the existing securities laws to determine that such assets are not securities; though t~~The SEC’s Strategic Hub for Innovation and Financial Technology published a framework for analyzing whether any given cryptocurrency is a security in April 2019~~,~~. While this framework is also not a rule, regulation or statement of the SEC and is not binding on the SEC. With that said, the current SEC Chairman, Gary Gensler, has repeatedly indicated in remarks to various forums, including the U.S. Congress, that some cryptocurrencies and related products and services may qualify as securities and accordingly be subject to SEC oversight and regulation. Chairman Gensler further referred to the cryptocurrency industry as the “Wild West” and called for more consistent and clear regulation of this sector. The SEC, as well as other regulators, seem increasingly fixated on the regulation of cryptocurrencies, which may impact our business. ~~There also remains significant unclarity over whether individual cryptocurrencies or cryptocurrencies backed by local currencies (stablecoins) will be deemed as “securities.”~~

We currently operate both in the United States and internationally and will be required to comply with the securities (and other) laws of those jurisdictions as we do so. Foreign jurisdictions have varying approaches to classifying cryptocurrencies as “securities,” and certain cryptocurrencies and other assets may be deemed to be a “security” under the laws of some jurisdictions, but not others. Various non-U.S. jurisdictions may, in the future, adopt additional laws, regulations, or directives that affect the characterization of cryptocurrencies and other assets as “securities.”

The classification of an asset as a security under applicable law has wide-ranging implications for the regulatory obligations that flow from the offer, sale, trading and clearing of such assets. For example, an asset that is a security in the United States may generally only be offered or sold in the United States pursuant to a registration statement filed with the SEC or in an offering that qualifies for an exemption from registration. Persons that effect transactions in assets that are classified as securities in the United States may be subject to registration with the SEC and states in which they offer and sell securities as a “broker” or “dealer” and subject to the corresponding rules and regulations of the SEC, relevant states and self-regulatory organizations, including the Financial Industry Regulatory Authority, Inc. (“FINRA”).

We could be subject to legal or regulatory action in the event the SEC, a foreign regulatory authority, or a court were to determine that a supported cryptocurrency converted, spent or sent through our platform is a “security” under applicable laws. Because our platform is not registered or licensed with the SEC or foreign authorities as a broker-dealer, national securities exchange, or alternative trading system (“ATS”) (or foreign equivalents), and we do not seek to register or rely on an exemption from such registration or license to facilitate the offer and sale of cryptocurrencies on our platform, we currently only permit transactions in digital assets that we have determined are not securities or that occur between non-U.S. persons and that are effected through our subsidiary RocketFuel A/S, which is licensed as a virtual asset services provider (“VASP”) by the Danish Financial Supervisory Authority. We will only allow transactions in those cryptocurrencies for which we determine there are reasonably strong arguments to conclude that the cryptocurrency is not a security. Our process will reflect a comprehensive and thoughtful analysis and will be reasonably designed to facilitate consistent application of available legal guidance to facilitate informed risk-based business judgment.

~~However, the application of securities laws to the specific facts and circumstances of cryptocurrencies may be complex and subject to change, and a listing determination does not guarantee any conclusion under the United States federal securities laws. For example, in December 2020 the SEC filed a lawsuit against Ripple Labs, Inc. and two of its executives, alleging that they have engaged in an unregistered, ongoing securities offering through the sale of XRP, Ripple’s digital asset, which had been in the public domain since 2012.~~ We expect our risk assessment policies and procedures to continuously evolve to take into account developments in case law, facts and developments in technology, regulatory clarity and changes in market acceptance and adoption of these digital assets.

There can be no assurances that we will properly characterize any given cryptocurrency, or other digital asset, as a security or non-security for purposes of determining if that cryptocurrency or digital asset is allowed to be offered through our platform, or that the SEC, foreign regulatory authority, or a court, if the question was presented to it, would agree with our assessment. If the SEC, foreign regulatory authority, or a court were to determine that bitcoin or any other cryptocurrency or other digital asset to be used on our platform in the future is a security, we would not be able to offer such cryptocurrency or other digital asset for making purchases until we are able to do so in a compliant manner, such as through an alternative trading system approved to trade cryptocurrencies or other digital assets that constitute securities, and such determination may have adverse consequences for such supported cryptocurrency or other digital asset. A determination by the SEC, a foreign regulatory authority, or a court that an asset that we support for trading on our platform constitutes a security may also result in a determination that we should remove such asset from our platform, as well as other assets that have similar characteristics to such asset deemed to be a security. In addition, we could be subject to judicial or administrative sanctions for failing to offer or sell the asset in compliance with the registration requirements, or for acting as a broker, dealer, or national securities exchange without appropriate registration. Such an action could result in injunctions, cease and desist orders, as well as civil monetary penalties, fines and disgorgement, criminal liability and reputational harm. Customers that traded such supported assets on our platform and suffered trading losses could also seek to rescind a transaction that we facilitated on the basis that it was conducted in violation of applicable law, which could subject us to significant liability. Furthermore, if we remove any assets from our platform, our decision may be unpopular with users and may reduce our ability to attract and retain customers.

Please let me know if you have any additional questions.

Sincerely,

/s/ Bennett J. Yankowitz
Bennett J. Yankowitz
Chief Financial Officer